SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
___________________

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. ____)*
___________________

PRESTIGE BRANDS HOLDINGS, INC.

 (Name of Subject Company (Issuer))
___________________

GENOMMA LAB INTERNACIONAL, S.A.B. de C. V.
(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

74112D101
(CUSIP Number of Class of Securities)
___________________

Oscar Villalobos Torres
Chief Financial Officer
Genomma Lab Internacional, S.A.B. de C. V.
Edificio Samara, Antonio Dovalí Jaime #70 Piso 2
Colonia Santa  Fe, Delegación Álvaro Obregón
C.P. 01210, Ciudad de México, Distrito Federal,
Telephone:  +52 (55) 5081-0000
(Name, address and telephone number of person
authorized to receive notices and communications on behalf of filing persons)
___________________

Copies to:

Michael L. Fitzgerald, Esq.
Joy K. Gallup, Esq.
Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, New York 10019
Telephone:  (212) 259-6888

CALCULATION OF FILING FEE

Transaction Valuation	Amount Of Filing Fee*
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.

Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

On March 15, 2012, Genomma Lab Internacional, S.A.B. de C.V. issued the following press release:

GENOMMA LAB INTERNACIONAL TO NOMINATE SLATE OF FIVE INDEPENDENT DIRECTORS FOR ELECTION AT PRESTIGE BRANDS’
2012 ANNUAL MEETING OF SHAREHOLDERS

March 15, 2012— Genomma Lab Internacional, S.A.B. de C.V. (“Genomma”) (BMV: LAB.B.) today announced that it provided formal notice to Prestige Brands Holdings, Inc. (“Prestige”) (NYSE: PBH) of its intention to nominate a slate of five independent candidates for election to Prestige’s Board of Directors and present a proposal for shareholder action at Prestige’s 2012 annual meeting of shareholders.

“Though it remains our strong preference to enter into a negotiated transaction with Prestige, we are committed to pursuing a combination of our two companies.  To reinforce that commitment, we have notified Prestige of our intention to nominate a full slate of directors at the upcoming annual meeting of Prestige shareholders.  We believe our highly qualified nominees will exercise independent judgment in considering Genomma’s proposed transaction,” said Rodrigo Alonso Herrera Aspra, President and Chairman of the Board of Directors of Genomma Lab Internacional, S.A.B. de C.V.  “We are confident that these nominees will serve in the best interests of Prestige and its shareholders.”

Genomma’s nominees are: (i) Yvonne Furth, 53, who served as President and COO of Rivet and President and CEO of Draft FCB before retiring from The Interpublic Group of Companies, Inc. in 2009; (ii) Harry A. Hamill, 58, who served in several senior finance positions at  Wyeth Corporation before retiring in 2010; (iii) Matthew S. Kissner, 57, President and Chief Executive Officer of The Kissner Group who currently serves on the Board of Directors of John Wiley & Sons, Inc. and previously held senior operational and finance roles at Pitney Bowes; (iv) Edward Lowenthal, 67, who serves on several U.S. and international corporate Boards of Directors and has founded and run several real estate investment firms; and (v) J. Matthew Singleton, 59, who retired from CitationAir in 2011 and currently serves on the Board of Directors of Cubist Pharmaceuticals, Inc.  He previously held senior operational and administrative positions at CIBC World Markets.

Genomma also intends to seek to repeal any new by-laws or amendments to Prestige’s By-Laws adopted by Prestige’s Board of Directors after September 2, 2009 (which is the date of the last publicly disclosed amendment to Prestige’s By-Laws) and prior to the adoption of this proposal by Prestige’s shareholders.

On February 21, 2012, Genomma announced its non-binding proposal to acquire all of the outstanding shares of Prestige common stock for US$16.60 per share in cash.

Genomma’s all-cash proposal represents a premium of 23% over Prestige’s closing stock price on February 17, 2012 and a 47% premium over the three month historical average of Prestige’s share price, as of February 17, 2012.

In response to Prestige’s press release issued on March 12, 2012 announcing the Prestige Board’s rejection of Genomma’s proposal, Genomma said it was disappointed with the Prestige Board’s response.  Genomma remains committed to the proposed transaction and would welcome the opportunity to meet with representatives of Prestige to discuss Genomma’s compelling proposal.

BofA Merrill Lynch and Jefferies have been selected as financial advisors to Genomma, and Dewey & LeBoeuf LLP is acting as U.S. legal counsel. Nexxus Capital has been selected as financial advisor to Genomma in Mexico, and Forastieri Abogados, S.C. is acting as Mexican legal counsel.

Contacts:
Óscar Villalobos Torres Vice President and Chief Financial Officer Tel: 011 (5255) 5081-0083 ovillalobos@genommalab.com	The Abernathy MacGregor Group Tom Johnson / Michael Pascale Tel: (212) 371-5999
Innisfree M&A Incorporated Arthur Crozier / Jennifer Shotwell / Scott Winter Tel: (212) 750-5833

About Genomma

Genomma is one of the fastest growing pharmaceutical and personal care products companies in Latin America. Genomma develops, sells and markets a broad range of premium branded products, many of which are leaders in the categories in which they compete in terms of sales and market share. Genomma has a sound business model through a unique combination of a new product development process, consumer oriented marketing, a broad retail distribution network and a low-cost, highly flexible supply chain operating model.

Forward-looking Statements

This communication may contain certain forward-looking statements and information relating to Genomma that reflect the current views and/or expectations of Genomma and its management with respect to its performance, business and future events.  Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like “believe,” “anticipate,” “expect,” “envisages,” “will likely result,” or any other words or phrases of similar meaning.  Such statements are subject to a number of risks, uncertainties and assumptions.  These risks and uncertainties include, but are not limited to, the possibility that Genomma will not pursue a transaction with Prestige, the timing to consummate a potential transaction between Genomma and Prestige, the ability and timing to obtain required regulatory approvals, Genomma’s ability to realize the synergies contemplated by a potential transaction and Genomma’s ability to promptly and effectively integrate the businesses of Prestige and Genomma.  We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this communication and in oral statements made by authorized officers of Genomma.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.  Except as otherwise provided by law, Genomma undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Important Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities.  No tender offer for the shares of Prestige Brands Holdings, Inc. (“Prestige”) has commenced at this time.  In connection with the proposed transaction, Genomma Lab Internacional, S.A.B. de C.V. (“Genomma”) may file tender offer documents with the U.S. Securities and Exchange Commission (“SEC”).  Any definitive tender offer documents will be mailed to stockholders of Prestige.  INVESTORS AND SECURITY HOLDERS OF PRESTIGE ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders of Prestige will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Genomma through the web site maintained by the SEC at http://www.sec.gov.

In connection with the proposed transaction, Genomma may file a proxy statement with the SEC. Any definitive proxy statement will be mailed to stockholders of Prestige. INVESTORS AND SECURITY HOLDERS OF PRESTIGE ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders of Prestige will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Genomma through the web site maintained by the SEC at http://www.sec.gov.

Certain Information Regarding Participants

Genomma, certain of its directors and executive officers and the individuals nominated by Genomma for election to Prestige’s board of directors (the “Genomma Nominees”) may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC.  As of the date of this communication, Genomma is the owner of 100 shares of common stock of Prestige.  No additional compensation will be paid to Genomma’s directors and executive officers in connection with such solicitation of proxies.  Additional information regarding the interests of the Genomma Nominees and the other participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in any proxy statement and other relevant materials to be filed with the SEC if and when they become available.